04015833

VF 3-18-04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 153 SECTION

AH 3/12/2004 **

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-41562

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HSBC Securities (USA) Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

(City)	(State)	(Zip Code)
New York	New York	10018-2786

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven N. Lombardo (212) 525-3425
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
757 Third Avenue	New York	NY	10017

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3.25.2004

OATH OR AFFIRMATION

I, Steve Lombardo, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc. as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

VINNY SOOKOO
Notary Public, State of New York
No. 01SO6035013
Qualified in Queens County
Commission Expires Dec. 20, 2005

Steven N. Lombardo
Managing Director
Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
X		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary
of HSBC Holdings plc)

Statement of Financial Condition
And Supplemental Schedules

December 31, 2003

(With Independent Auditors' Report Thereon
and Supplemental Report On Internal Control)

This report is deemed Public in accordance
Regulations 1.10 (g) under
The Commodity Exchange Act

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the Company) (an indirect wholly owned subsidiary of HSBC Holdings plc) as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HSBC Securities (USA), Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplementary information included in Schedules I through VII is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

February 23, 2004

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS
(Dollars in thousands except share data)

Assets:	
Cash	$ 11,396
Cash and securities segregated pursuant to federal and other regulations	49,637
Trading inventory, at market value	830,769
Trading inventory, at market value, pledged	6,330,777
Securities received as collateral	910,082
Securities purchased under agreements to resell	3,015,310
Receivable under securities borrowing arrangements	3,833,690
Receivable from brokers, dealers, clearing organizations and customers	1,136,358
Other assets	111,951
Total assets	$ 16,229,970

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Short term borrowings	$ 167,507
Securities sold under agreements to repurchase	5,763,412
Securities sold, not yet purchased, at market value	443,056
Securities sold, not yet purchased, at market value, obligation to return collateral	6,341,971
Obligation to return securities received as collateral	910,082
Payable to brokers, dealers, clearing organizations and customers	1,910,797
Accounts payable and accrued liabilities	201,063
Total liabilities	15,737,888
Commitments and contingent liabilities	
Liabilities subordinated to claims of general creditors	350,000
Stockholders' equity	142,082
Total liabilities and stockholders' equity	$ 16,229,970

See accompanying notes to the statement of financial condition.

NOTE 1 - ORGANIZATION

HSBC Securities (USA) Inc. (the "Company" or "HCSU") is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the "Parent") whose ultimate parent is HSBC Holdings plc ("HSBC").

Effective January 1, 2004, the Parent is owned by a U.S. based holdings company, HSBC Investments (North America) Inc. ("HINO") which in turn is owned by HSBC North America Holdings Inc. ("HNAH"), the latter being directly owned by HSBC.

The Company is a registered broker dealer of securities under the Securities Exchange Act of 1934 and a registered futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and federal agency securities.

The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), New York Stock Exchange ("NYSE"), Chicago Mercantile Exchange ("CME"), Chicago Board of Trade ("CBOT") and New York Mercantile Exchange ("NYMEX")

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities, options, futures and other derivative transactions are reflected in the statement of financial condition on a trade-date basis. Trading inventory and securities sold, not yet purchased are carried at market value. Options are valued at market and are reported in trading inventory and securities sold, not yet purchased, as appropriate. Receivables and payables relating to transactions that were not yet due for settlement and which settled subsequent to December 31, 2003 are reflected as a net balance.

Securities, options and futures transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement-date basis.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which they will be subsequently resold or reacquired, as specified in the respective agreements, plus accrued interest to date. Repurchase and resale agreements with the same counterparty, same maturity and which are subject to master netting arrangements are presented net in the statement of financial condition. In connection with securities purchased under agreements to resell, it is the policy of the Company to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate.

Securities borrowing and securities lending arrangements are financing agreements which are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. At December 31, 2003, the Company had no securities out on loan.

During the normal course of business, the Company pledges its own assets as collateral pursuant to resale agreements and securities borrowing transactions. Trading inventory pledged as collateral which can be sold or repledged by the creditor is classified as an asset encumbered. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, the obligation to return the collateral has been recorded.

(continued)

(Dollars in thousands except share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearing houses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is deemed remote.

Amounts due to and from brokers, dealers, clearing organizations, and customers, which are denominated in foreign currencies, are translated at year-end exchange rates.

The Company accounts for income taxes utilizing the asset and liability method. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with a tax-sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate company basis.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating loss and tax credit carryforwards. A valuation allowance is established if, based on all available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

At December 31, 2003, the Company had three stock-based compensation plans. The Company recognizes compensation expense over the related service period based on the grant date fair value of the stock awards in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". Since the shares and contribution commitment has been granted directly by HSBC, the offset to compensation expense is an increase to capital. Conversely, when options previously granted are forfeited, the offset is a reduction to capital.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). A variable interest entity ("VIE") is consolidated by its primary beneficiary, which is the party involved with the VIE and has a majority of the expected losses or a majority of the expected residual returns or both.

FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in the financial statements issued after January 31, 2003. See Notes 13 to the financial statements.

In December 2003, the FASB issued Interpretation No. 46 Revised (FIN 46R). Application of this interpretation is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Company is currently reviewing the impact of the consolidation requirements of FIN 46R.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Dollars in thousands except share data)

NOTE 3 - CASH AND SECURITIES SEGREGATED PURSUANT TO FEDERAL AND OTHER REGULATIONS

As of December 31, 2003, cash of $5,433 and qualified securities with a market value of $44,204 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and Regulations 1.32 and 30.7 of the CFTC.

In the normal course of business, the Company has deposited U.S. Government securities, with a market value of $100,417 as of December 31, 2003, as collateral at various clearing organizations in the normal course of business. These securities are included in trading inventory pledged on the statement of financial condition.

NOTE 4 - TRADING INVENTORY, AT MARKET VALUE AND SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE

Trading inventory, at market value and securities sold, not yet purchased, at market value at December 31, 2003, consisted of the following:

	Trading inventory	Securities sold, not yet purchased
U.S. Treasury bills	$ 56,538	$ 7,192
U.S. Treasury notes, bonds, strips & agencies	5,519,433	5,708,106
Total U.S. Government and agency securities	5,575,971	5,715,298
Options - listed	2,923	2,626
Corporate obligations	1,567,758	1,063,298
Equities	14,894	3,805
Total	$ 7,161,546	$ 6,785,027
Less:		
Trading inventory pledged	(6,330,777)	
Obligation to return collateral		(6,341,971)
	$ 830,769	$ 443,056

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which amounted to $9,929,679 as of December 31, 2003. Collateral in the amount of $7,466,332 and $2,158,814 has actually been sold or repledged to settle securities sold, not yet purchased transactions and as part of a matchbook trading strategy, respectively. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

As part of its borrow versus pledge activity, the Company has borrowed collateral and pledged collateral received in the amount of $910,082 as of December 31, 2003. The market value of the collateral borrowed and pledged was $886,905 and $901,137, respectively.

(continued)

(Dollars in thousands except share data)

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, CLEARING ORGANIZATIONS AND CUSTOMERS

The balances shown as receivable from and payable to brokers, dealers, clearing organizations and customers are comprised of the following:

Receivable:	
Customers	$ 121,381
Exchanges and clearing organizations	405,775
Fail to deliver	567,713
Other receivables from brokers and dealers	41,489
	$ 1,136,358
Payable:	
Customers	$ 371,228
Exchanges and clearing organizations	199,932
Fail to receive	451,553
Securities transactions not yet settled, net	880,827
Other payables to brokers and dealers	7,257
	$ 1,910,797

The Company considers certain customers to be affiliates. Refer to Note 7 – Related Parties

NOTE 6 –BORROWINGS

Borrowings include both secured and unsecured bank loans used to finance operations, including the securities settlement process.

The table below shows select information for short-term borrowings.

	Amount	Rate
Term loans	$150,000	2.161%
Overnight bank loan	17,500	1.188
Other Facilities	7	Various
	$167,507	

At December 31, 2003, overnight bank loans amounting to $17,500 were fully collateralized by marketable securities, valued at $17,850.

At December 31, 2003, the term loan of $150,000 was drawn from a committed unsecured line of credit with an affiliate due December 31, 2004 or such date thereafter, specifically for financing affiliate securities.

Other facilities bear interest at rates which approximate market as of December 31, 2003. The Company also has certain borrowing arrangements consisting of facilities that the Company has been advised are available, but where no contractual lending obligation exists.

(continued)

(Dollars in thousands except share data)

NOTE 7 - RELATED PARTIES

Balances and amounts resulting from transactions with related parties included in the statement of financial condition are presented below:

Assets:		
Cash	$	10,194
Cash and securities segregated pursuant to federal and other regulations		46
Trading inventory, at market value		61,384
Receivable under securities borrowing arrangements		139,138
Securities purchased under agreements to resell		4,160
Receivable from:		
Customers		3,782
Exchanges and Clearing organizations		3,055
Fail to deliver		720
Other receivables from brokers and dealers		28,694
Other assets		1,740
Liabilities:		
Short term borrowings		150,007
Securities sold under agreements to repurchase		281,151
Securities sold not yet purchased, at market value		27,174
Payable to:		
Customers		196,874
Payable to exchanges and clearing organizations		257
Fail to receive		9,593
Securities transactions not yet settled, net		225,248
Accounts payable and accrued liabilities		2,337
Liabilities subordinated to the claims of general creditors:		
Floating rate revolving subordinated loan due July 31, 2005, at three month LIBOR plus 100 basis points		125,000
Floating rate revolving subordinated loan due August 24, 2004 at one month LIBOR plus 50 basis points (during January 2004 the maturity date was extended until August 24, 2006)		25,000
Floating rate cash subordinated loan due January 31, 2005 at six month LIBOR plus 70 basis points (during January 2004 the maturity date was extended until January 31, 2006)		50,000
Floating rate cash subordinated loan due July 31, 2005, at twelve month LIBOR plus 125 basis points		150,000

At December 31, 2003, the Company had undrawn revolving notes with an affiliate of $125,000 at three month LIBOR plus 125 basis points which mature October 31, 2005 and $175,000 at three month LIBOR plus 100 basis points which mature July 31, 2005.

The Company also has an undrawn committed unsecured line of credit with an affiliate of $150,000 due December 31, 2004 or such date thereafter, specifically for financing affiliate securities. In addition, there is a $100,000 undrawn committed unsecured line with a non-affiliate due June 10, 2004.

(Dollars in thousands except share data)

NOTE 7 - RELATED PARTIES (continued)

The subordinated loans are covered by an agreement approved by the NYSE and are, therefore, available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2003, the Company has entered into credit default swaps and interest rate swaps with an affiliate for a notional value of $40,000 and $407,400, respectively.

Refer to Notes 5, 6, 8, 9, 10, 11 and 12 relating to receivable from and payable to brokers, dealers, clearing organizations and customers, borrowings, income taxes, other assets, financial instruments, commitments and contingent liabilities and employee benefits, respectively, which include other related party activity disclosures.

NOTE 8 - INCOME TAXES

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

At December 31, 2003, the Company had total deferred federal and state and local tax assets as follows:

Net operating loss carryforward	$	49,625
Accrued interest expense to non-US affiliates		804
Restructuring reserve, deductible when paid		3,521
Restricted stock awards, deductible when paid		32,535
Other net deferred tax assets		4,713
Pension expense		770
Total deferred tax assets	$	91,968
Less valuations adjustments		26,891
Net deferred tax assets	$	65,077

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be utilized. As of December 31, 2003, a $26,891 valuation reserve has been provided.

The Company is included in the consolidated federal income tax return filed by the Parent. Under the terms of the tax-sharing arrangement, the Company is allocated federal income taxes on a separate return basis. The tax payable is limited to federal tax payable per the consolidated income tax return.

The Company has net operating loss carryforwards of $110,278. These carryforwards expire as follows:

Calendar Year	Expiration Amount	
2012	$	9,979
2018		6,685
2022		76,406
2023		17,208
	$	110,278

(continued)

(Dollars in thousands except share data)

NOTE 9 - OTHER ASSETS

The components of other assets at December 31, 2003 were as follows:

Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $22,380	$ 3
Exchange memberships, at cost (market value $9,831)	5,575
Dividends and accrued interest receivable	33,335
Deferred tax assets	65,077
Employee deferred compensation	1,520
Other	6,441
	$ 111,951

Shares of HSBC Holdings plc purchased for future issuance are recorded as other assets ("employee deferred compensation") and respectively accrued liabilities and account payable as of December 31, 2003. The shares purchased are held in custody by a third party and, in accordance with the plan agreement, the employees assume all risk associated with movements in the fair value of such shares.

NOTE 10 - FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

All of the Company's financial instruments are stated at market value, except for securities purchased under agreements to resell, securities borrowed, short term borrowings, subordinated loans, securities loaned, and securities sold under agreements to repurchase, which are stated at their contract value. The contract value for these financial instruments are considered to approximate fair value as they are short-term in nature, bear interest at current market rates or are subject to repricing.

Derivative Financial Instruments

In the normal course of its business, the Company enters into transactions in derivative financial instruments as an end user to economically hedge other on-and-off balance sheet positions in order to manage its exposure to market and interest rate risks. Such derivative financial instruments, primarily listed futures and options conducted through regulated exchanges, are stated at market value.

Futures contracts and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options are contracts that allow the holder to purchase or sell financial instruments for cash at a specified price at or within a specific period of time. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates, or the market values of the securities underlying the instruments. The credit risk associated with forward contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain or loss. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instrument, they are not indicative of potential loss. The futures contracts typically are settled in the market prior to delivery by entering offsetting positions, rather than through delivery of the underlying financial instrument.

(continued)

(Dollars in thousands except share data)

NOTE 10 - FINANCIAL INSTRUMENTS (continued)

As a securities broker-dealer, the Company engages in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the statement of financial condition at the December 31, 2003 market value of the related securities.

Certain of the Company's securities transactions, including reverse repurchase agreements, securities borrowing arrangements and certain other secured transactions, are collateralized by readily marketable U.S. Government securities and are executed with other brokers and dealers, commercial banks and other financial institutions. In the event that counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. However, the Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of risk monitoring and credit exposure reporting and control procedures, including the daily marking to market of securities and collateral, and requiring adjustments of collateral levels, as considered appropriate.

In the normal course of business, the Company enters into various commitments including "when issued" securities transactions. The credit risk associated with these transactions is limited to the unrealized gains and losses. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

A summary of the Company's derivative financial instruments, executed through regulated exchanges and over the counter, at contract or notional amounts, together with their fair values at December 31, 2003, is presented below:

	Contractual/ Notional Amount	Fair Value
Futures contracts		
Commitments to buy	$ 637,600	$ 665,760
Commitments to sell	650,500	646,002
Listed options		
Purchased	25,385	2,923
Sold	8,666	2,626
Swaps		
Interest Rate	407,400	2,299
Credit Default	40,000	2

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2003, the Company was obligated under various lease agreements with an affiliate entity relating to property used for office space and business purposes. These lease agreements have initial expiration dates of December 31, 2003 with provisions for automatic renewals until June 30, 2006, unless the Company, by written notice, elects not to renew the lease. The minimum rental payments under the terms of the lease agreements for the period ending December 31, 2003 are $8,515

(continued)

(Dollars in thousands except share data)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company is also obligated under various lease agreements for several branch offices, which expire at various dates through November 30, 2005. Future minimum rentals under lease agreements for office space with third parties, some of which provide for escalation based on property taxes and other operating costs, are as follows:

Year ending December 31,	
2004	$ 216
2005	198
Aggregate minimum lease payments	$ 414

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the shareholder's equity of the Company.

NOTE 12 – POST RETIREMENT BENEFITS

Employees of the Company are covered under an affiliate's non-contributory defined benefit pension plan and defined contribution pension plan. Both plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(a) *Pension Plan*

The Pension Plan (the "Plan") is a defined benefit pension plan sponsored by an affiliate. The Plan covers all employees of the Company hired prior to January 1, 1997 who have attained the age of 18 and have completed one year of service, defined as a minimum of 1,000 hours. Participants become 100% vested after five years of service. Retirement benefits are based on years of credited service. The strategy has been to maintain Plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's net assets as they relate to the employees of the Company.

(b) *Defined Contribution*

The Company adopted a new defined contribution plan to cover employees hired on or after January 1, 1997. Under the new plan, employees would receive annual contributions of 3.5% of pay for their first four years of participation and 5.0% of pay thereafter. When employees leave the Company, those who meet the plan's five years of service vesting requirement would be able to roll their account balance into an IRA or another employer's plan, or, alternatively, leave their funds in the plan and receive a lump sum at or after age 65.

(c) *Thrift Incentive Plan*

The Thrift Incentive Plan (the "TIP") is a defined contribution pension plan sponsored by an affiliate. All employees of the Company who have completed one year of employment are eligible to participate in the TIP. Employees may elect to contribute up to 20% of their base salaries up to the legal limitations. The affiliate matches 100% of the first 2% of participants' base pay contributions, and 50% of the next 4% of the participants' base pay contributions. Participants are 100% vested in the value of their personal contributions, the employer matching contributions and the amount of any earnings or appreciation on such contributions. All employees hired on July 2, 1999 or later are eligible to contribute to the TIP immediately; however, the employer matching contributions begin after completion of one year of service.

(continued)

(Dollars in thousands except share data)

NOTE 13 – STOCK OPTION PLANS AND RESTRICTED SHARE PLAN

Options have been granted to employees of the Company under the HSBC Holdings Group Share Option Plan (the "Group Share Option Plan,") and under the HSBC Holdings Savings-Related Share Option Plan: Overseas Section (the "Sharesavings Plan").

(a) *Group Share Option Plan*

Options have been granted to employees of the Company under the HSBC Holdings Group Share Option Plan. Under the plan, options have been awarded to certain employees of the Company to acquire shares of HSBC. The exercise price of each option is equal to the market price of the stock of HSBC on the date of grant. The maximum term of the options is ten years and they are expected to vest at the end of three years based on management's assessment that HSBC will meet certain performance conditions, as defined. During 2003, total options granted were 411,050 and options outstanding at December 31, 2003, were 1,510,975. The exercise price for options granted was $11.10 and the weighted average exercise price for options outstanding was $11.70.

Options exercisable at December 31, 2003, were 456,950. The range of exercise prices on options outstanding was between $10.31and $14.07. The weighed average remaining contractual life for options outstanding at December 31, 2003, was 1.03 years.

The Company used the Murex Cox option-pricing model to determine the fair value of the 2003 option grants, using the following weighted average assumptions:

Expected volatility	25-35%
Risk-free interest rate	4.64 - 6.2%

(b) *Savings - Related Option Plan: Overseas Section*

Options have been granted to employees of the Company under the HSBC Holdings Savings-related Share Option Plan. Under the plan, employees have the option to buy shares in HSBC at a discounted price fixed at the beginning of a three or five year contribution period. Employee contributions to the plan cannot exceed the U.S. Dollar equivalent of GBP250 per month. At the end of the three or five year period, employees will have six months in which to exercise their option to buy shares.

At December 31, 2003, total options granted and outstanding were 151,981 and the exercise price was $8.57. Compensation expense associated with such options is recognized over the expected vesting period based on the estimated fair value of such options at grant date.

At December 31, 2003, there were no shares exercisable under the Sharesavings Plan. The weighted average contractual life for options outstanding at December 31, 2003, was 3.25 years.

(c) *Restricted Share Plan*

The Company provides awards to key employees in the form of restricted shares. These awards were based on certain performance targets and vest from one to three years from the date of the award.

(Dollars in thousands except share data)

NOTE 14 – VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). The provisions of FIN 46 applied immediately to variable interest entities (VIEs) created, or invested in, after January 31, 2003. The effective date for VIEs created prior to February 1, 2003 is for periods ended after December 15, 2003. A VIE is consolidated by its primary beneficiary, which has a variable interest that will absorb a majority of the expected losses, receive a majority of the expected residual returns, or both. The Company has adopted the provisions of FIN 46 as of December 31, 2003.

As of December 31, 2003, none of the VIEs that the Company is involved with are required to be consolidated under FIN 46. Information for the unconsolidated VIEs is described in detail as follows:

Commercial Paper Conduit

In the normal course of business the Company supports customer's financing requirements through facilitating their access to the commercial paper markets. These markets provide an attractive, low-cost financing alternative for these customers. Specifically, assets such as high-grade trade or other receivables are sold to a commercial paper financing entity, which in turn issues high-grade short-term commercial paper that is collateralized by such asses. The Company facilitates these transactions and bills and collects fees from the financing entity for the services it provides.

In the role as an administrator of this independently rated specialized financing entity, the Company structures financing transactions for customers such that receivables financed through the financing entity are appropriately diversified and credit enhanced to support the issuance of asset-backed commercial paper. The Company does not service the assets or transfer its own assets into the financing entity.

The financing entity has issued fixed rate Capital Notes to a third party in an amount greater than a majority of the expected losses as defined in FIN 46. These notes entitle the note holders to approval and/or provide voting rights with regard to certain business matters of the financing entity. As a result, the note holders are in the first position to absorb more than a majority of the expected losses of the financing entity. Therefore, the Company is not the primary beneficiary and not required to consolidate the financing entity under FIN 46.

As of December 31, 2003, the total investments in the financing entity was $2,715,000.

Trust Certificates

The Company serves as an organizer for trusts that are variable interest entities and as a private placement agent for floating rate certificate issued by the trusts. These certificates are backed by the assets of the trusts, which are primarily investment grade agreements purchased from insurance companies. The Company does not have any continuing involvement with the trust. The Company does not have a significant variable interest in the trust. Therefore, the Company is not the primary beneficiary under FIN 46. As of December 31, 2003, total assets of the trusts were $900,000.

NOTE 15 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the NYSE. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and under the CFTC regulations, the greater of $50 or 4% of the funds required to be segregated for customers pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2003, the Company's net capital was $274,060 which was 56.22% of aggregate debit balances and $254,559 in excess of its required net capital of $19,500.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)						$ 142,081,295	3480
2. Deduct: Ownership equity not allowable for Net Capital						( )	3490
3. Total ownership equity qualified for Net Capital						142,081,295	3500
4. Add:							
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						350,000,000	3520
B. Other (deductions) or allowable credits (List)							3525
5. Total capital and allowable subordinated liabilities						$ 492,081,295	3530
6. Deductions and/or charges:							
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)				$ 91,149,260	3540		
1. Additional charges for customers' and non-customers' security accounts				4,405,935	3550		
2. Additional charges for customers' and non-customers' commodity accounts				1,625,220	3560		
B. Aged fail-to-deliver:				2,850,490	3570		
1. number of items		9	3450				
C. Aged short security differences-less reserve of		$	3460		3580		
number of items			3470				
D. Secured demand note deficiency					3590		
E. Commodity futures contracts and spot commodities – proprietary capital charges				2,778,324	3600		
F. Other deductions and/or charges				28,750,802	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)					3615		
H. Total deductions and/or charges						(131,560,031)	3620
7. Other additions and/or allowable credits (List)							3630
8. Net Capital before haircuts on securities positions						$ 360,521,264	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):							
A. Contractual securities commitments				$	3660		
B. Subordinated securities borrowings					3670		
C. Trading and investment securities:							
1. Bankers' acceptances, certificates of deposit and commercial paper					3680		
2. U.S. and Canadian government obligations				5,179,011	3690		
3. State and municipal government obligations					3700		
4. Corporate obligations				73,986,510	3710		
5. Stocks and warrants				2,246,275	3720		
6. Options					3730		
7. Arbitrage					3732		
8. Other securities				4,916,150	3734		
D. Undue concentration				133,610	3650		
E. Other (List)					3736	(86,461,556)	3740
10. Net Capital						$ 274,059,708	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$		3758
13. Net capital requirement (greater of line 11 or 12)			$		3760
14. Excess net capital (line 10 less 13)			$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)			$		3838
19. Total aggregate indebtedness			$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%		3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	19,500,387	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,000,000	3880
24. Net capital requirement (greater of line 22 to 23)	$	19,500,387	3760
25. Excess net capital (line 10 less 24)	$	254,559,321	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%	56.22	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (item 10 less item 4880 page 12 divided by line 17 page 8)	%	56.22	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	244,809,128	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	30.48	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(5), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3	$ 114,087,219	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	11,933,328	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	25,764,172	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	661,780	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)	6,046,241	4425		
11. TOTAL CREDITS			$ 158,492,740	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 112,372,904	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	5,563,819	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	21,198,147	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. ** Aggregate debit items			$ 139,134,870	4470
18. ** Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(i))			(4,174,046)	4471
19. ** TOTAL 15c3-3 DEBITS			134,960,824	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	23,531,916	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	44,431,217	4510
24 Amount of deposit (or withdrawal) including $ 4,217,086 [4515] value of qualified securities	4,247,086	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ 48,648,303 [4525] value of qualified securities	$ 48,678,303	4530
26. Date of deposit (MMDDYY)	01/05/04	4540

FREQUENCY OF COMPUTATION **OMIT PENNIES**

27. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2003

Schedule III

Amounts required to be segregated or set aside in separate accounts for customers pursuant to the Commodity Exchange Act and regulations		
U.S. futures & options	$ 489,446,203	
Foreign futures & options	33,739,084	
		$ 523,185,287
Deductions for open long U.S. and foreign options in customers' accounts		
Value of long options required to be segregated	35,771,401	
Value of amount of long option which exceeds the net liquidating equity	(95,786)	
Net deduction for open long customer options		(35,675,615)
Amount subject to 4% net capital requirement		$ 487,509,672
Minimum CFTC net capital requirement		$ 19,500,387

The above computation does not differ materially from that which was filed on January 27, 2004 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' TRADING ON U.S. COMMODITY EXCHANGES AS OF DECEMBER 31, 2003

Schedule IV

Segregation requirements:	
Net ledger balances:	
Cash	$269,640,341
Securities (at market)	312,360,412
Net unrealized profit(loss) in open futures contracts traded on a contract market	(87,6950,440)
Exchange traded options:	
Add - Market value of open options contracts purchased on a contract market	35,771,401
Deduct - Market value of open option contracts sold on a contract number	(40,630,511)
Net equity	489,446,203
Accounts liquidating to a deficit and accounts with debit balances with no open contracts	3,517,881
Deduct - Amount offset against U.S. Treasury obligations owned by customers	(3,517,881)
Total amount required to be segregated	489,446,203
Funds on deposit in segregation:	
Deposited in segregated funds bank accounts:	
Cash	3,874,934
Securities representing investments of customers' funds (at market)	-
Securities held for customers in lieu of cash (at market)	33,611,273
Margins on deposit with clearing organizations of contract markets:	
Cash	173,752,698
Securities representing investments of customers funds (at market)	2,576
Securities held for particular customers or option customers in lieu of cash (at market)	277,112,064
Net settlement due to clearing organizations	15,170,222
Exchange traded options:	
Add - Unrealized receivables for options contracts purchased on contract markets	35,717,729
Deduct - Unrealized obligations for option contracts sold on contract market	(40,630,511)
Net liquidating equities with other FCMs:	
Net liquidating equity	1,382,215
Securities representing investments of customers' funds (at market)	-
Segregated funds on hand	1,637,075
Total amount in segregation	501,630,275
Excess funds in segregation	$ 12,184,072

The above computation does not differ materially from that which was filed on January 27, 2004 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(A indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS AS OF DECEMBER 31, 2003

Schedule V

Amount required to be segregated in accordance with Regulation 32.6		$ -
Funds in segregated accounts:		
Cash	$ -	
Securities	-	
Total		-
Excess funds in segregation		$ -

The above computation does not differ materially from that which was filed on January 27, 2004 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATIONS 30.7

AS OF DECEMBER 31, 2003

Schedule VI

Amounts to be set aside in separate section 30.7 accounts		$ 33,739,084
Funds in separate section 30.7 accounts:		
Cash	$ 1,558,271	
Securities	27,911,244	
Amounts held by members of foreign boards of trade	20,008,604	
Amounts with other depositories designated by a foreign board of trade	-	
Total funds in separate section 30.7 accounts		49,478,119
Excess funds in separate section 30.7 accounts		$ 15,739,035

The above computation does not differ materially from that which was filed on January 27, 2004 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule VII

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession and control had been issued as of the report date but for which the required action was not taken by respondent with the time frames specified under rule 15c3-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result form normal business operations" as permitted under rule 15c3-3:	$ -
B. Number of items	

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditor's Report on Internal Control Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

In planning and performing our audit of the financial statements of HSBC Securities (USA) Inc. (the Company) (an indirect wholly owned subsidiary of HSBC Holding plc), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trade Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
6. Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;
7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC;

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2004

KPMG LLP